Edmund L. Quatmann, Jr.
Vice President and General Counsel 1901 N. Roselle Rd., Suite 500
Schaumburg, IL 60195
Tel: 847-885-7031
Fax: 847-885-7125

February 13, 2006

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	iPCS, Inc. Form 10-K for the fiscal year ended September 30, 2005
File No. 333-32064

Dear Mr. Spirgel:

This letter is in response to your letter dated January 31, 2006, addressed to Stebbins B. Chandor of iPCS, Inc. (the “Company”), setting forth comments of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the fiscal year ended September 30, 2005 of the Company and the Form 8-K/A dated August 1, 2005.

We have considered the Staff’s comments on the Form 10-K and Form 8-K/A carefully and the Company’s responses to the Staff’s comments are set forth below.  To facilitate the Staff’s review, each Staff comment is set forth in bold italics and followed immediately by the Company’s response.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended September 30, 2005

Item 8. Financial Statements and Supplementary Data

(8) Long-Term Debt and Capital Lease Obligations, page F-26

1.                                      We note that at September 30, 2005, the Company was not in compliance with the indentures governing its 11 3/2 % senior notes and its 11 1/2% senior notes.  Please tell us how you determine that short-term classification appropriate at the balance sheet date.  Refer to the appropriate accounting literature.

Reference is made to (1) the Indenture, dated as of July 19, 2004 (the “Horizon Indenture”), by and among Horizon PCS Escrow Company, Horizon PCS, Inc., Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC and U.S. Bank National Association, as trustee, and (2) the Indenture, dated as of April 30, 2004 (the “iPCS Indenture”), by and among iPCS Escrow Company, the Company, iPCS Equipment, Inc. and iPCS Wireless, Inc. and U.S. Bank National Association, as trustee.  Effective as of July 1, 2005, Horizon PCS, Inc. merged with and into the Company with the Company as the surviving corporation.  The Horizon Indenture and the iPCS Indenture are referred to collectively herein as the “Indentures.”  Capitalized terms used herein but not defined shall have the meanings set forth in the Indentures.

At September 30, 2005, the Company was not in compliance with the Indentures because cash proceeds from the 11 3/8% senior notes governed by the Horizon Indenture were invested in short-term AAA rated auction rate certificates, which are not permitted investments under the Indentures, thereby, causing an Event of Default.  The investments were sold as of October 26, 2005, and the proceeds from these investments were invested in Permitted Investments.  Pursuant to clause (3) of section 6.01 of the Indentures, the Company’s non-compliance with the Indentures constituted an Event of Default.  Pursuant to Section 6.02 of the Indentures, an acceleration of the outstanding Notes may occur only if an Event of Default has occurred “and is continuing.”  Because the Event of Default was not continuing after October 26, 2005, neither the Trustee nor the Holders had the right beyond such date to declare all the Notes due and payable immediately.

Under Statement of Financial Accounting Standards No. 78, “Classification of Obligations That Are Callable by the Creditor” (“FAS 78”), obligations that are or will be callable by the creditor shall be classified as current liabilities unless one of the following conditions are met:

(a)           The creditor has waived or subsequently lost the right to demand repayment for more than one year from the balance sheet date.

(b)           For long-term obligations containing a grace period with which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.

In the case of the Company, as the creditors (the Holders) have lost the right to demand repayment of the Notes because the Event of Default was not a continuing Event of Default after October 26, 2005, condition (a) of FAS 78 has been met. Therefore, the Company believes that the classification of the Notes as long-term obligations at September 30, 2005 was appropriate.

Form 8-K/A filed August 1, 2005

Exhibit 99.8, page F-10

2.                                      We note that you utilize an independent valuation expert to assess the fair value of the Company.  While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert.  If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.  Revise to comply with this comment in future filings.

The Company acknowledges the Staff’s comment and will revise this disclosure as applicable in future filings.

Very truly yours,

/s/ Edmund L. Quatmann, Jr.

Edmund L. Quatmann, Jr.
Vice President and General Counsel

cc:	Michael Henderson, Securities and Exchange Commission
Kyle Moffatt, Securities and Exchange Commission
Stebbins B. Chandor, Jr., iPCS, Inc.